Exhibit 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year ended December 31,
	2006	2005	2004	2003	2002

Income (loss) from continuing operations before income taxes (benefits)	$1,731	$1,793	$2,375	$848	$(645)
Adjustments:
Loss from equity investees	1	1	1	4	4
Income (loss) from continuing operations before income taxes (benefits), as adjusted	$1,732	$1,794	$2,376	$852	$(641)

Fixed charges included in income:
Interest expense	$104	$105	$107	$111	$121
Interest portion of rental expense	34	36	43	54	52
	138	141	150	165	173
Interest credited to contractholders	--	1	446	877	1,036
	$138	$142	$596	$1,042	$1,209

Income available for fixed charges (including interest credited to contractholders)	$1,870	$1,936	$2,972	$1,894	$568

Income available for fixed charges (excluding interest credited to contractholders)(1)	$1,870	$1,935	$2,526	$1,017	$-

RATIO OF EARNINGS TO FIXED CHARGES:
Including interest credited to contractholders(1)	13.6	13.6	5.0	1.8	-

SUPPLEMENTAL RATIO:
Excluding interest credited to contractholders(1)	13.6	13.7	16.8	6.2	-
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(1) Due to the loss in 2002, the ratio coverage was less than 1:1. CIGNA must generate additional earnings of $641 million to achieve a coverage of 1:1.